                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                       RULE 13e -- 3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)



                             WESTERBEKE CORPORATION
                              (Name of the Issuer)

                             WESTERBEKE CORPORATION
                             JOHN H. WESTERBEKE, JR.
                               GREGORY HAIDEMENOS
                       WESTERBEKE ACQUISITION CORPORATION
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    957547102
                      (CUSIP Number of Class of Securities)


 FOR WESTERBEKE CORPORATION:    FOR JOHN H. WESTERBEKE, JR., GREGORY HAIDEMENOS
        JOHN J. BUTLER                  AND WESTERBEKE ACQUISITION CORPORATION:
          TORYS LLP                              WALTER W. SIMMERS
       237 PARK AVENUE                           PEPE & HAZARD LLP
   NEW YORK, NY 10017-3142                         GOODWIN SQUARE
        (212) 880-6000                        HARTFORD, CT 06103-4302
                                                   (860) 522-5157

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE*

                  TRANSACTION VALUE                                     AMOUNT OF FILING FEE
                  -----------------                                     --------------------
                      $2,669,577                                                $534

[X] Check the box if any part of the fee is offset as provided by Rule 0 -- 11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $534
Form or Registration No.:  Schedule 14A
Filing Party:  Westerbeke Corporation
Date Filed:  May 23, 2003

                                  INTRODUCTION

         This Rule 13e-3 Transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Westerbeke Corporation, a Delaware corporation ("Westerbeke"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) John H. Westerbeke, Jr., a natural person and beneficial owner of approximately 57.8% of Westerbeke's common stock ("Mr. Westerbeke"), (iii) Gregory Haidemenos, the Chief Financial Officer and an affiliate of Acquisition Corporation (as defined below), and (iv) Westerbeke Acquisition Corporation, a Delaware corporation ("Acquisition Corporation"), the record owner of 56.2% of Westerbeke's common stock, in connection with the merger of Acquisition Corporation with and into Westerbeke (the "Merger"), with Westerbeke as the surviving corporation. As a result of the proposed Merger, (i) Westerbeke will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by Mr. Westerbeke and (ii) each issued and outstanding share of Westerbeke common stock will be converted into the right to receive $3.26 in cash, except that shares held in treasury and shares beneficially owned by Mr. Westerbeke or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

         Concurrently with the filing of this Schedule l3E-3, Westerbeke is filing a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Westerbeke board of directors is soliciting proxies from stockholders of Westerbeke in connection with the Merger. The information in the proxy statement, including all annexes and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

ITEM 1.  SUMMARY TERM SHEET.

         The information contained in the proxy statement under the heading "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address.

         The information contained in the proxy statement under the caption "Summary Term Sheet -- Information About Westerbeke, Mr. Westerbeke, Mr. Haidemenos and Acquisition Corporation" is incorporated into this Schedule 13E-3 by reference.

         (b) Securities.

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         The information contained in the proxy statement under the caption
"Summary Term Sheet -- The Special Meeting -- Record Date for Voting" is incorporated into this Schedule 13E-3 by reference.

         (c) Trading Market and Price.

         The information contained in the proxy statement under the caption "Summary Term Sheet -- Market Price of and Dividends on Westerbeke's Common Equity" is incorporated into this Schedule 13E-3 by reference.

         (d) Dividends.

         The information contained in the proxy statement under the caption "Summary Term Sheet -- Market Price of and Dividends on Westerbeke's Common Equity" is incorporated into this Schedule 13E-3 by reference.

         (e) Prior Public Offerings.

         Not applicable.

         (f) Prior Stock Purchases.

         Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Information About Westerbeke, Mr. Westerbeke, Mr. Haidemenos and Acquisition Corporation" and "Special Factors -- Background of the Merger" is incorporated into this Schedule 13E-3 by reference.

         Directors and Executive Officers of Westerbeke and Acquisition Corporation.

         The information contained in the proxy statement under the caption "Directors and Officers" is incorporated into this Schedule 13E-3 by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1) Tender Offers.

         Not applicable.

         (a)(2)(i) Transaction Description.

         The information contained in the proxy statement under the captions "Summary Term Sheet" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (a)(2)(ii) Consideration.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in The Merger," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Special Factors -- Recommendation of the Special Committee and Our Board of Directors," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger" and "The Merger -- Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this
Schedule 13E-3 by reference.

         (a)(2)(iii) Reasons for the Transaction.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Recommendation of the Special Committee and Our Board of Directors," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Recommendation of Our Board of Directors," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (a)(2)(iv) Vote Required For Approval.

         The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet -- The Special Meeting -- Procedures Relating to Your Vote at the Special Meeting," "Summary Term Sheet -- The Merger Agreement -- Conditions to the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "The Merger -- Merger Agreement -- Conditions to the Merger -- Conditions to Each Party's Obligation to Effect the Merger" is incorporated into this Schedule 13E-3 by reference.

         (a)(2)(v) Differences in the Rights of Security Holders.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in the Merger," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" and "The Merger -- Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this Schedule 13E-3 by reference.

         (a)(2)(vi) Accounting Treatment.

         The information contained in proxy statements under the caption "The Merger -- Accounting Treatment" is incorporated into this Schedule 13E-3 by reference.

         (a)(2)(vii) Income Tax Consequences.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Material U.S. Federal Income Tax Consequences" and "Special Factors -- Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated into this Schedule 13E-3 by reference.

         (b) Purchases.

         The information contained in the proxy statement under the caption "Special Factors -- Interests of Directors and Executive Officers in the Merger" is incorporated into this Schedule 13E-3 by reference.

         (c) Different Terms.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in the Merger" and "The Merger -- Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated into this Schedule 13E-3 by reference.

         (d) Appraisal Rights.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Appraisal Rights" and "The Merger -- Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

         (e) Provisions for Unaffiliated Security Holders.

         None.

         (f) Eligibility for Listing or Trading.

         Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions with Westerbeke.

         The information contained in the proxy statement under the caption "Past Contacts, Transactions, Negotiations and Agreements" is incorporated into this Schedule 13E-3 by reference.

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         (b)-(c) Significant Corporate Events; Negotiations Or Contracts.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Background of the Merger," and "Special Factors -- Interests of Directors and Executive Officers in the Merger" is incorporated into this Schedule 13E-3 by reference.

         (d) Conflicts of Interest.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger," "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger," and "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

         (e) Agreements Involving the Subject Company's Securities.

         The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet -- Procedures Relating to Your Vote at the Special Meeting," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" and "The Merger -- Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes.

         The information contained in "Special Factors -- Background of the Merger," "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

         (b) Use of Securities Acquired.

         The information contained in the proxy statement under the captions "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" and "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger" is incorporated into this Schedule 13E-3 by reference.

         (c) Plans.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- The Merger," "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet -- The Merger Agreement," "Special Factors -- Background of the Merger," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger," "Special Factors -- Interests of Directors and Executive Officers in the Merger," the introductory paragraph under "The Merger" and "The Merger -- The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Purposes.

         The information contained in the proxy statement under the captions "Special Factors -- Recommendations of the Special Committee and Our Board of Directors," "Special Factors -- Background of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (b) Alternatives.

         The information contained in the proxy statement under the captions "Special Factors -- Background of the Merger," "Special Factors -- Recommendations of the Special Committee and Our Board of Directors" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (c) Reasons.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Opinion of Stout Risius Ross, Inc." and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (d) Effects.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet -- Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet -- Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet -- Material U.S. Federal Income Tax Consequences," "Summary Term Sheet -- Appraisal Rights," "Special Factors -- Background of the Merger," "Special Factors -- Opinion of

Stout Risius Ross, Inc.," "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger," "Special Factors -- Effects of the Merger; Plans or Proposals After the Merger," "Special Factors -- Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders," "Special Factors -- Litigation," "The Merger -- Payment of Merger Consideration and Surrender of Stock Certificates," "The Merger -- Appraisal Rights" and "The Merger -- The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

ITEM 8.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

         (a)-(b) Fairness; Factors Considered in Determining Fairness.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet -- Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee, "Special Factors -- Recommendation of Our Board of Directors," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Opinion of Stout Risius Ross, Inc.," "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (c) Approval of Security Holders.

         The information contained in the proxy statement on the cover page and under the captions "Summary Term Sheet -- The Special Meeting," "Summary Term Sheet -- The Merger Agreement," "The Special Meeting -- Voting Rights; Vote Required for Approval" and "The Merger -- The Merger Agreement" is incorporated into this Schedule 13E-3 by reference.

         (d) Unaffiliated Representative.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Recommendation of Our Board of Directors," "Special Factors -- Special Committee's Position as to Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors -- Reasons for the Merger; Purpose and Structure of the Merger" is incorporated into this Schedule 13E-3 by reference.

         (e) Approval Of Directors.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Recommendation of Our Board of Directors" and "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of Merger" is incorporated into this Schedule 13E-3 by reference.

         (f) Other Offers.

         None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion Or Appraisal; Preparer And Summary Of the Report, Opinion or Appraisal; Availability of Documents.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- Opinion of Stout Risius Ross, Inc.," "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Special Factors -- Background of the Merger," "Special Factors -- Opinion of Stout Risius Ross, Inc.," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger" and "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger" is incorporated into this Schedule 13E-3 by reference.

         The full text of the written opinion of Stout Risius Ross, Inc., dated May 2, 2003, as amended, is attached to the proxy statement as Annex B thereto and is incorporated into this Schedule 13E-3 by reference. The written materials presented by Stout Risius Ross, Inc. to the Westerbeke Special Committee on April 25, 2003 are contained as Exhibit (c)(2) hereto and are incorporated into this Schedule 13E-3 by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The information contained in the proxy statement under the captions "The Merger -- Fees and Expenses of the Merger," "The Merger -- Financing of the Merger," "The Merger -- The Merger Agreement" and "Special Factors -- Special Committee's

Position as to the Fairness of the Merger" is incorporated into this Schedule 13E-3 by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership.

         The information contained in the proxy statement under the caption "Security Ownership of Specified Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

         (b) Securities Transactions.

         The information contained in the proxy statement under the caption "Special Factors - Interests of Directors and Executive Officers -- Stock Options" and "Security Ownership of Specified Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         The information contained in the proxy statement under the captions "Summary Term Sheet -- The Special Committee's and the Board of Directors' Positions as to the Fairness of the Merger," "Summary Term Sheet -- Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet -- Opinion of Stout Risius Ross,. Inc.," "Summary Term Sheet -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "Summary Term Sheet -- Procedures Relating to Your Vote at the Special Meeting," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Special Committee," "Special Factors -- Special Committee's Position as to the Fairness of the Merger," "Special Factors -- Recommendation of Our Board of Directors," "Special Factors -- Opinion of Stout Risius Ross, Inc.," "Special Factors -- Mr. Westerbeke's, Mr. Haidemenos' and Acquisition Corporation's Positions as to the Fairness of the Merger," "The Special Meeting -- Voting Rights; Vote Required for Approval," "The Merger -- Appraisal Rights" and the information contained on the cover page of the proxy statement, are each incorporated into this Schedule 13E-3 by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         (a) Financial Information.

         The information contained in the proxy statement under the caption "Summary Term Sheet -- Selected Financial Data of Westerbeke" is incorporated into this Schedule 13E-3 by reference. The information contained in Item 8 of Westerbeke's Annual Report on Form 10-K for the fiscal year ended October 26, 2002 is incorporated into this Schedule 13E-3 by reference. The information contained in Item 1 of Westerbeke's Quarterly Report on Form 10-Q for the quarter ended July 26, 2003 is incorporated into this Schedule 13E-3 by reference.

         (b) Pro Forma Information.

         Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) Solicitations or Recommendations; Employees and Corporate
Assets.

         The information contained in the proxy statement under the caption "The Special Meeting -- Solicitation of Proxies" is incorporated into this Schedule 13E-3 by reference.

ITEM 15.  ADDITIONAL INFORMATION

         Other Material Information.

         The information contained in the proxy statement, including all annexes and exhibits thereto, is incorporated into this Schedule 13E-3 by reference.

ITEM 16.  EXHIBITS.

(a) Definitive proxy statement filed with the Securities and Exchange Commission on December 29, 2003 (incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).
(b)*     Commitment Letter, dated March 6, 2003, from Brown Brothers Harriman &
         Co.
(c)(1) Opinion of Stout Risius Ross, Inc., financial advisor to the special committee of the board of directors of Westerbeke, dated May 2, 2003 (as amended) (included as Annex B to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).
(c)(2)* Materials presented by Stout Risius Ross, Inc. to the Westerbeke special committee on April 25, 2003.
(d) Agreement and Plan of Merger, dated as of May 2, 2003, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 16, 2003, by and among Westerbeke and Acquisition Corporation (included as Annex A to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).
(e)      None.
(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).
(g)      None.
(h)      None.
-------------------
*Previously filed.

                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on December 29, 2003.

                                             WESTERBEKE CORPORATION

                                             By: /s/ Gregory Haidemenos

                                             Name: Gregory Haidemenos
                                             Title:   Chief Financial Officer

                                             /s/ John H. Westerbeke, Jr.
                                             ---------------------------
                                             John H. Westerbeke, Jr.

                                             /s/ Gregory Haidemenos
                                             ----------------------
                                             Gregory Haidemenos

                                             WESTERBEKE ACQUISITION CORPORATION

                                             By: /s/ John H. Westerbeke, Jr.
                                                 ---------------------------
                                                 Name: John H. Westerbeke, Jr.
                                                 Title:   President

                                  EXHIBIT INDEX

(a) Definitive proxy statement filed with the Securities and Exchange Commission on December 29, 2003 (incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).

(b)*     Commitment Letter, dated March 6, 2003, from Brown Brothers Harriman &
         Co.

(c)(1) Opinion of Stout Risius Ross, Inc., financial advisor to the special committee of the board of directors of Westerbeke, dated May 2, 2003 (included as Annex B to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).

(c)(2)* Materials presented by Stout Risius Ross, Inc. to the Westerbeke special committee on April 25, 2003.

(d) Agreement and Plan of Merger, dated as of May 2, 2003, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 16, 2003, by and among Westerbeke and Acquisition Corporation (included as Annex A to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).

(e)      None.

(f) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the definitive proxy statement incorporated into this Schedule 13E-3 by reference to the definitive proxy statement).

(g)      None.

(h)      None.
-------------------
*Previously filed.